UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

Documents Translation

TABLE OF CONTENTS

Exhibit
99.1	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.
99.2
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that called an Annual and Special General Meeting, dated March 15, 2021, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.

99.3
English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or the BYMA) regarding the information set forth in Section 62 of the Buenos Aires Stock Exchange Regulations dated March 15, 2021.

99.4
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Consolidated Financial Statements for the year ended December 31, 2020 dated March 15, 2021, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.

99.5
English translation of an excerpt of the minutes of a meeting of the Supervisory Committee of Central Puerto S.A. dated March 15, 2021, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.

99.6	English translation of Central Puerto’s Corporate Governance Code submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.
99.7
English translation of General Resolution No. 797 of the Argentine Securities Commission submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 29, 2021	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact